                                 ALSTON&BIRD LLP
                               One Atlantic Center
                           1201 West Peachtree Street
                           Atlanta, Georgia 30309-3424

                                  404-881-7000
                                Fax: 404-881-7777
                                 www.alston.com



J. MARK RAY            DIRECT DIAL: 404-881-7739         E-MAIL: MRAY@ALSTON.COM

                                  July 6, 2005

Mr. Jeffrey Riedler
Assistant Director
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

      Re:   Adams Respiratory Therapeutics, Inc. (f/k/a Adams Laboratories,
            Inc.)
            Amendment #3 to Registration Statement on Form S-1
            Filed July 6, 2005
            File No. 333-123585


Dear Mr. Riedler:

      At the request and on behalf of our client, Adams Respiratory Therapeutics, Inc. (the "Company"), we hereby file on its behalf, via EDGAR, Amendment No. 3 to the above-referenced Registration Statement on Form S-1 ("Amendment No. 3"). Amendment No. 3 includes revisions made in response to the comment letter dated June 28, 2005 from the Staff.

      We provide below additional responses to the Staff's comments, which have been prepared by the Company with the assistance of its legal counsel and independent auditors. As requested, these responses are keyed to correspond to the Staff's comment letter. A copy of this letter and courtesy copies of Amendment No. 3 (marked to show changes) are being sent to the Staff via overnight mail.

      Unless the context requires otherwise, references to we, our, us, Adams or the Company in this letter refer to Adams Respiratory Therapeutics, Inc.


      Bank of America Plaza           90 Park Avenue    3201 Beechleaf Court, Suite 600  601 Pennsylvania Avenue, N.W.
101 South Tryon Street, Suite 4000  New York, NY 10016      Raleigh, NC 27604-1062        North Building, 10th Floor
     Charlotte, NC 28280-4000          212-210-9400               919-862-2200             Washington, DC 20004-2601
           704-444-1000             Fax: 212-210-9444           Fax: 919-862-2260                202-756-3300
        Fax: 704-444-1111                                                                      Fax: 202-756-3333

Mr. Jeffrey Riedler
July 6, 2005
Page 2


FORM S-1

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

SALES RETURNS AND ALLOWANCES, PAGE 33

1. We have read your response to comment 5 and we have the following additional comments:

a. For the disclosures that you have included a sensitivity analysis, please clarify in the filing what assumption and/or estimate changed that would cause the provision to change. Also clarify why 1% is an appropriate change.

b. Please include the following information in your rollforward that is disclosed on page 34:

      -     Current provision related to sales made in current period,

      -     Current provision related to sales made in prior periods,

      - Actual returns or credits in current period related to sales made in current period,

      - Actual returns or credits in current period related to sales made in prior periods.

RESPONSE

      a. We have revised our disclosures on page 33 and 34. With respect to product returns, we added disclosure regarding the amount of product in the sales channel and subject to return. Further, we have disclosed our estimate of the amount and percentage of product in the channel that we believe will ultimately be purchased by consumers and therefore, not returned to us for credit processing. For products that we currently do not market, we have provided and explained our sensitivity analysis utilizing a factor of 10%. For currently marketed products, we have provided and explained sensitivity analysis utilizing a range of 1% to 3%, which we believe to be within the range of industry standards for returns of product similar to ours.

      With respect to chargebacks, we have provided more in-depth disclosure regarding the estimates that are involved in determining the chargebacks liability. The major estimates include the lag factor and the percentage of chargebacks expected. These factors vary by customer due to seasonality, inventory levels, and other customer factors. We have revised our sensitivity analysis to reflect what the financial impact would be by adjusting the lag factor in one-month increments.

Mr. Jeffrey Riedler
July 6, 2005
Page 3


      With respect to rebates and other sales allowances we believe that the existing disclosure adequately discusses the estimates related to the various liabilities incorporated into this consolidated liability. However, we have revised our disclosure of the sensitivity analysis utilizing to what we believe is a reasonable range of fluctuation, which is up to 20% of the total liability balance at March 31, 2005. We believe that a broad range is appropriate in this circumstance given the numerous estimates required to be made by the Company and external sources.

      b. While we appreciate the nature of the information requested in your comment, the information required to meet this request, as we discussed with a staff member of the SEC on June 30, 2005, is not available at this time due to two primary reasons. First, the accounting for our reserves has historically been balance sheet focused as opposed to disaggregating the provision and the credits by period of occurrence. Secondly, in some cases, we do not have the necessary data to meet your request or know whether such information is even readily available. For example, with respect to chargebacks, the information received from our customers does not include the manufacturing lot code which would be required to determine the period in which the underlying sale occurred. Likewise, the information received from our rebate processor does not marry the rebate to the manufacturing lot code of the underlying product sold.

Accretion of Preferred Stock, page F-14

      2. We have read your response to comment 15. Please explain to us why you have not reflected any adjustment in fair value of your redeemable preferred stock as a reduction or increase in income applicable to common stockholders in the calculation of your earnings per share pursuant to EITF Topic D-98. As it appear[s] the increases or decreases in the carrying amount of the redeemable preferred stock are material please present the charges or credits to income as a separate disclosure of income applicable to common stockholders on the face of the income statement.

RESPONSE

      We have restated our financial statements (F pages) and the appropriate pages in the prospectus to reflect the entire amount of accretion as a component of net income applicable to common shareholders.

      If you have questions or comments about the matters discussed herein, please call the undersigned at (404) 881-7739 or J. Vaughan Curtis at (404) 881-7397.

                                            Sincerely,

                                            /s/ J. Mark Ray

                                            J. Mark Ray

Mr. Jeffrey Riedler
July 6, 2005
Page 4


cc:   Joseph Roesler
      Mary Mast
      Albert Lee
      Michael Valentino
      J. Vaughan Curtis
      Patrick O'Brien